UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

NUZEE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

67073S307

(CUSIP Number)

Yumei Liu

Chaoyang District, Yi An Men 37-111,

100000, Beijing, China.

+86-18825235796

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67073S307
1.	NAMES OF REPORTING PERSONS Yumei Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 563,507
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 563,507
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,507[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.596%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1 Yumei Liu beneficially owns 20,990 shares of common stock through her indirect 100% ownership of Future science and Technology Co. Ltd. On October 18, 2024, Future Science and Technology Co. Ltd exercised its cashless option to purchase 20,990 shares of common stock pursuant to warrants issued by the Issuer sold under the convertible note and warrant purchase agreement dated April 27, 2024; Yumei Liu also beneficially owns 542,517 shares of common stock through her direct 100% ownership of JOYER INVESTMENT LIMITED.

2 This percentage is calculated based upon 8,542,987 shares of common stock issued and outstanding (as of October 18, 2024), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 23, 2024.

CUSIP No. 67073S307
1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): Future science and Technology Co. Ltd; EIN: N/A3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,990
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,990
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,990
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.246%[4]
12.	TYPE OF REPORTING PERSON (see instructions) CO

3 Future Science and Technology Co. Ltd. is a Marshall Islands entity, and it does not possess an Employer Identification Number (EIN).

4 This percentage is calculated based upon 8,542,987 shares of common stock issued and outstanding (as of October 18, 2024), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 23, 2024. On October 18, 2024, Future Science and Technology Co. Ltd exercised its cashless option to purchase 20,990 shares of common stock pursuant to warrants issued by the Issuer sold under the convertible note and warrant purchase agreement dated April 27, 2024.

CUSIP No. 67073S307
1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (Entities only): JOYER Investment Limited; EIN: N/A4
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 542,517
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 542,517
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,517
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.350%[6]
12.	TYPE OF REPORTING PERSON (see instructions) CO

5 JOYER Investment Limited is a Hong Kong entity, and it does not possess an Employer Identification Number (EIN).

6 This percentage is calculated based upon (i) 4,978,245 shares of common stock issued and outstanding (as of August 27, 2024), as set forth in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on October 2, 2024; (ii) 3,508,769 shares issued pursuant to the securities purchase agreement entered into on September 24, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October [*], 2024; and (ii) 55,973 shares of common stock issued pursuant to the exercise of warrants, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October [*], 2024.

Item 1.

(a)	Name of Issuer NUZEE, INC.

(b)	Address of Issuer’s Principal Executive Offices 2865 Scott St. Suite 107, Vista, California 92081

Item 2.

(a)	Name of Person Filing Yumei Liu Future science and Technology Co. Ltd JOYER Investment Limited

(b)	Address or principal business office or, if none, residence
Yumei Liu: Chaoyang District, Yi An Men 37-111, 100000, Beijing, China.
Future Science and Technology Co. Ltd.: Chaoyang District, Yi An Men 37-111, 100000, Beijing, China. JOYER Investment Limited: FLAT/RM A, 12F, ZJ300, 300 LOCKHART ROAD, WAN CHAI, HONG KONG

(c)	Citizenship Yumei Liu: China Future science and Technology Co. Ltd: Marshall Islands JOYER Investment Limited: Hong Kong

(d)	Title of Class of Securities Yumei Liu: Common Stock Future science and Technology Co. Ltd: Common Stock JOYER Investment Limited: Common Stock

(e)	CUSIP Number 67073S307

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See response to Item 9 on each cover page.

(b)	Percent of class: See response to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote. See response to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to Item 8 on each cover page.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67073S307

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yumei Liu

10/24/2024
Date

/s/ Yumei Liu
Signature

Yumei Liu/Individual
Name/Title

Future science and Technology Co. Ltd.

10/24/2024
Date

/s/ Tong Sun
Signature

Tong Sun/Director
Name/Title

JOYER Investment Limited

10/24/2024
Date

/s/ Yumei Liu
Signature

Yumei Liu/Director
Name/Title